December 8, 2011

Ms. Michelle Roberts

Office of Insurance Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ohio National Fund, Inc.

File Nos. 811-03015, 002-67464

Dear Michelle:

As we discussed by telephone, I am writing this letter to request guidance with respect to a proxy statement for the Ohio National Fund, Inc. (the “Fund”). The Fund plans to hold a shareholder meeting in the first quarter of 2012 to elect Directors, and at the same time wishes to make changes in fundamental investment policies, as described below. The Fund is a series company, with 24 separately managed Portfolios. Portfolios have been added over the years, and the fundamental investment policies in the Fund’s Statement of Additional Information include five different sets of investment restrictions for the 24 Portfolios, and individual investment restrictions within a set for a particular topic (such as investment in commodities) may vary. In addition, a sentence in the Statement of Additional Information states that, except as otherwise specified, investment restrictions in the Prospectus and Statement of Additional Information are fundamental policies. The result is that the Fund has a very complex and confusing “crazy quilt” of investment restrictions across the Portfolios, which makes oversight of portfolio management and administration of portfolio compliance difficult.

The Fund wants to have the shareholders adopt a standard set of fundamental investment restrictions that would apply to all Portfolios. This would require eliminating the sentence that makes all investment restrictions fundamental (whether in the Prospectus or Statement of Additional Information), and adopting a set of fundamental investment restrictions that would be the same for each Portfolio. All investment restrictions that are presently fundamental policies would be changed to non-fundamental policies that in the future could be changed by the Board of Directors without shareholder approval. The Fund may also determine to eliminate certain investment restrictions at this time in order to give more flexibility to the investment adviser managing the investment portfolio.

My question relates to how the issue should be presented to the shareholders for purposes of the proxy statement. I am proposing that, except for changes that may be specific to a particular Portfolio, one issue be presented to shareholders for voting on a per-Portfolio basis. Shareholders would be asked to approve the standardization of fundamental investment restrictions (those that require shareholder approval to change).

Don.Mendelsohn@ThompsonHine.com    Phone 513.352.6546    Fax 513.241.4771

Ms. Michelle Roberts

Securities and Exchange Commission

December 8, 2011

The standardization would eliminate the sentence that makes investment restrictions in the Prospectus and the Statement of Additional Information fundamental policies (except as otherwise specified) and replace any applicable fundamental policy investment restrictions with a standard set of fundamental investment restrictions. A list of investment restrictions that, due to the elimination of the sentence, would no longer be fundamental policies would be included in an appendix to the proxy statement on a Portfolio-by-Portfolio basis.

With regard to the standard set of investment restrictions, the proxy statement would discuss, as to each individual restriction, the general effects of revisions to existing investment restrictions that remain fundamental. The disclosure would not go into specific detail describing the nuances of the differences among the Portfolios as to the particular restriction. For example, to the extent the investment in commodities policies vary among the sets of investment restrictions, existence of those variances would be disclosed, but not described with any specificity.

A number of existing investment restrictions involve topics that will not be included in the standard set of fundamental investment restrictions. The proxy statement will indicate that those restrictions would become non-fundamental restrictions if the issue is approved by shareholders, explaining that the restrictions in the future could be changed by the Board of Directors without shareholder approval. The proxy statement will indicate, in most cases, that there is no present intention to change the policy. To the extent the Board determines that an investment restriction should be eliminated or changed, that would be disclosed to shareholders in the proxy statement. An appendix to the proxy statement would include, in addition to the investment restrictions in the Prospectus and Statement of Additional Information that would become non-fundamental (due to the elimination of the sentence from the Statement of Additional Information), the investment restrictions that are presently identified as fundamental policies in the Statement of Additional Information.

The Fund believes that presenting the proxy statement in the manner described above would avoid much more complex disclosure that may result in significant confusion to shareholders. In this regard, please note that many shareholders beneficially own shares of more than one Portfolio. Not only would it simplify the presentation to shareholders, but it would also be much easier for shareholders to understand and make an informed decision.

Ms. Michelle Roberts

Securities and Exchange Commission

December 8, 2011

I thank you, in advance, for taking the time to consider this and give us guidance as to whether the presentation outlined above is an appropriate way to frame the issue for the vote by shareholders. Due to the timing of the shareholder meeting, I ask that you get back to me with your response as soon as possible. Of course, if you have any questions, please contact me at 513-352-6546.

Very truly yours,

/s/ Donald S. Mendelsohn

Donald S. Mendelsohn